EXHIBIT A

Cover Letter to the Offer to Purchase and Letter of Transmittal

[Fund Letterhead]

IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY INTERESTS
AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
THIS IS SOLELY A NOTIFICATION OF THE FUND'S TENDER OFFER.

November 15, 2024

Dear Advantage Advisers Xanthus Fund, L.L.C. Member:

We are writing to inform you of important dates relating to a tender offer by Advantage Advisers Xanthus Fund, L.L.C. (the "Fund"). If you are not interested in selling your limited liability company interests in the Fund ("Interest" or "Interests" as the context requires) at this time, please disregard this notice and take no action.

In addition, we wish to notify you that the Board of Managers of the Fund (the "Board") approved amendments to the Limited Liability Company Agreement of the Fund (the "LLC Agreement"), which become effective on December 31, 2024. The change to the LLC Agreement permits the Fund to specially allocate, on a tax basis, unrealized gains and/or losses of the Fund that were accrued during the time in which a beneficial owner of a Member of the Fund (an "Upper Tier Beneficial Owner") was an indirect Member of the Fund upon such Upper Tier Beneficial Owner's redemption from such Member of the Fund.

As described in the attached Offer to Purchase, the Fund is offering to purchase from Members up to $638.98 million of Interests at a price equal to the net asset value of Interests determined as of the close of business on December 31, 2024. The tender offer period will begin on Friday, November 15, 2024 and end at 12:00 midnight, Eastern Time, Friday, December 13, 2024. The purpose of the tender offer is to provide liquidity to Members that hold Interests. Interests may be presented to the Fund for purchase only by tendering them during one of the Fund's announced tender offers.

Should you wish to tender your Interest or a portion of your Interest for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope or by fax or email so that it arrives no later than 12:00 midnight, Eastern Time, on Friday, December 13, 2024. Whether you submit your tender document by mail, fax or email, you must call BNY at (888) 697-9661 or (866) 306-0232 prior to Friday, December 13, 2024 to confirm receipt. The Fund requests that all documents be submitted to BNY by fax or email. Please review Section 3 (Amount of Tender) in the enclosed Offer to Purchase to determine if you are eligible to tender a portion of your investment. If you do not wish to tender your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

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All tenders of Interests must be received by the Fund's Administrator, BNY Mellon Alternative Investment Services, either by mail, fax or email in good order by 12:00 midnight, Eastern Time, Friday, December 13, 2024.

If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Financial Advisor or OPCO Investor Services at our Administrator at (888) 697-9661 or (866) 306-0232.

SUMMARY OF AMENDMENTS TO THE LLC AGREEMENT

At a meeting held on August 7, 2024, the Board approved amendments to the LLC Agreement, which become effective on December 31, 2024. This letter is intended to provide you with notice of, and to describe, these changes to the LLC Agreement. You have the opportunity to withdraw as a Member of the Fund by tendering your Interest in the Offer to Purchase (subject to the Offer's terms) if you object to the amendments to the LLC Agreement.

The change to the LLC Agreement permits the Fund to specially allocate, on a tax basis, unrealized gains and/or losses of the Fund that were accrued during the time in which a beneficial owner of a Member of the Fund (an "Upper Tier Beneficial Owner") was an indirect Member of the Fund upon such Upper Tier Beneficial Owner's redemption from such Member of the Fund.

The Fund believes that the amendments to the LLC Agreement benefit Members of the Fund. They will not result in any change in the Fund's investment program or management of the Fund's investment portfolio. Thus, the Fund does not expect the amendments to the LLC Agreement to materially affect the amount of Interests tendered by Members of the Fund for purchase by the Fund in the Offer to Purchase.

Sincerely,

Advantage Advisers Xanthus Fund, L.L.C.

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